UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Voxware, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92906L105
(CUSIP Number)

Donald R. Caldwell
Five Radnor Corporate Center #555
Radnor, Pennsylvania 19087
(610) 995-2650
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No. 92906L105	SCHEDULE 13D	Page 2 of 9 Pages

NAME OF REPORTING PERSON
1
The Co-Investment Fund II, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware

		SOLE VOTING POWER
	7
NUMBER OF		0

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		1,257,143

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0

WITH		SHARED DISPOSITIVE POWER
	10
		1,257,143

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
1,257,143

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
15.4%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 3 of 9 Pages

NAME OF REPORTING PERSON
1
Co-Invest Management II, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware

		SOLE VOTING POWER
	7
NUMBER OF		0

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		1,257,143

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0

WITH		SHARED DISPOSITIVE POWER
	10
		1,257,143

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
1,257,143

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
15.4%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 4 of 9 Pages

NAME OF REPORTING PERSON
1
Co-Invest II Capital Partners, Inc.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware

		SOLE VOTING POWER
	7
NUMBER OF		0

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		1,257,143

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		0

WITH		SHARED DISPOSITIVE POWER
	10
		1,257,143

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
1,257,143

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
15.4%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
CO

CUSIP No. 92906L105	SCHEDULE 13D	Page 5 of 9 Pages

NAME OF REPORTING PERSON
1
Donald R. Caldwell
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America

		SOLE VOTING POWER
	7
NUMBER OF		9,378

SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		2,419,228

EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		9,378

WITH		SHARED DISPOSITIVE POWER
	10
		2,419,228

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11
2,428,606

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
28.8%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN

EXPLANATORY NOTE

     This Amendment No. 1 amends the Statement on Schedule 13D filed on July 14, 2009, by and on behalf of Co-Investment Fund (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 1, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report a change in the percentage of beneficial ownership of Co-Investment Fund solely as a result of an increase in the number of shares of the Issuer’s common stock outstanding.

     Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer.
     (a) Co-Investment Fund owns 1,142,857 shares of Common Stock of the Issuer and a warrant to purchase 114,286 shares of Common Stock of the Issuer (or 15.4% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

     Co-Invest Management may be deemed to beneficially own 1,142,857 shares of Common Stock of the Issuer and a warrant to purchase 114,286 shares of Common Stock of the Issuer (or 15.4% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Investment Fund.

     Co-Invest Capital may be deemed to beneficially own 1,142,857 shares of Common Stock of the Issuer and a warrant to purchase 114,286 shares of Common Stock of the Issuer (or 15.4% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Invest Management.

     Mr. Caldwell may be deemed to beneficially own 2,047,337 shares of Common Stock of the Issuer and warrants to purchase 371,891 shares of Common Stock of the Issuer as a director, officer, and shareholder of Co-Invest Capital and as the Chairman and Chief Executive Officer of Cross Atlantic Technology Fund II, L.P., the record owner of 904,480 shares of Common Stock of the Issuer and a warrant to purchase 257,605 shares of Common Stock of the Issuer. Additionally, Mr. Caldwell has been issued options to purchase 9,378 shares of Common Stock of the Issuer in connection with his service as a member of the board of directors of the Issuer, which are exercisable within 60 days of the date of this Schedule 13D. Therefore, Mr. Caldwell may be deemed to beneficially own 28.8% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     The foregoing should not be construed as an admission by any reporting person as to its or his beneficial ownership of any shares of Common Stock owned by another reporting person.

     (b) See rows (7) through (10) of the cover page for each reporting person at the beginning of this Schedule 13D, which are incorporated herein by reference.

     (c) Except as set forth above, none of the reporting persons has effected any transaction in the Issuer Common Stock or the warrants to purchase shares of Common Stock during the last 60 days.

     (d) Not applicable.

     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2010	THE CO-INVESTMENT FUND II, L.P.

	By:	/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Dated: March 25, 2010	CO-INVEST MANAGEMENT II, L.P.

	By:	/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Dated: March 25, 2010	CO-INVEST II CAPITAL PARTNERS,
INC.

	By:	/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Dated: March 25, 2010	/s/ Donald R. Caldwell
Donald R. Caldwell

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)